UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-31931
WOODBRIDGE HOLDINGS CORPORATION
LEVITT CORPORATION SECURITY PLUS PLAN
(Exact name of registrant as specified in its charter)
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 958-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in Levitt Corporation Security Plus Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file report under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0*
* On April 1, 2008, the Levitt Corporation Security Plus Plan (the “Plan”) ceased offering securities of Woodbridge Holdings Corporation (formerly Levitt Corporation), the Plan’s sponsor, as an investment option under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Levitt Corporation Security Plus Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 26, 2008	LEVITT CORPORATION SECURITY PLUS PLAN
	By:	/s/ James Anderson
James Anderson, Chairman
Levitt Corporation Security Plus Plan